A special meeting of shareholders of the Lexington Natural Resources Trust (the"Trust") was held in Saddle Brook, New Jersey on July 21, 2000. A brief description of each matter voted upon as well as the results are outlined below:

                       Shares       Shares        Shares     Shares
                      voted for  voted against   abstained  withheld   Total
                      ---------  -------------   ---------  --------   -----

1. To elect eleven (11) Directors or Trustees, as the case may be, to hold office until the election and qualification of their successors:

Al Burton             2,181,576     151,306         --         --     2,332,882
Paul S. Doherty       2,161,291     171,591         --         --     2,332,882
Robert B. Goode, Jr.  2,212,121     120,761         --         --     2,332,882
Alan L. Gosule        2,230,564     102,318         --         --     2,332,882
Walter H. May         2,232,161     100,721         --         --     2,332,882
Jock Patton           2,162,171     170,711         --         --     2,332,882
David W.C. Putnam     2,230,564     102,318         --         --     2,332,882
John R. Smith         2,208,767     124,115         --         --     2,332,882
Robert W. Stallings   2,232,467     100,415         --         --     2,332,882
John G. Turner        2,166,573     166,309         --         --     2,332,882
David W. Wallace      2,208,767     124,115         --         --     2,332,882

2. To approve a new Investment Management Agreement between the Trust and Pilgrim Investments, Inc.("Pilgrim"), an indirect wholly--owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"), to take effect upon the completion of the proposed acquisition of Lexington Global Asset Managers, Inc. ("Lexington") by ReliaStar. The new Investment Management Agreement would have the same fees as the current Investment Management Agreement.

                      1,978,533     143,280    211,068         --     2,332,881

3. To approve a new Investment Management Agreement between the Trust and Pilgrim to take effect upon the completion of the proposed acquisition of ReliaStar by ING Groep N.V. ("ING"). The new Investment Management Agreement would have the same fees as the current Investment Manage- ment Agreement.

                      1,980,813     147,302    204,766         --     2,332,881

4. To approve a new Sub--Adviser Agreement between Pilgrim and Market Systems Research Advisors, Inc. to take effect upon the completion of the proposed acquisition of Lexington by ReliaStar.

                      2,037,646      73,972    221,263         --     2,332,881

5. To approve a new Sub--Adviser Agreement between Pilgrim and Market Systems Research Advisors, Inc. to take effect upon the completion of the proposed acquisition of ReliaStar by ING.

                      2,062,542      60,133    210,206

6. To ratify KPMG LLP as the Fund's independent public accountant for the year ended December 31, 2000.

                      2,080,927      41,960    209,994         --     2,332,881

7. To approve an Amended and Restated Declaration of Trust for the Trust, a Massachusetts business trust.

                      2,062,962      38,525    231,395         --     2,332,882